

NEWS RELEASE

ROB PASSES THE REINS TO IAN
IAN TELFER APPOINTED GOLDCORP CEO
ROB MCEWEN REMAINS AS CHAIRMAN OF THE BOARD

Toronto, Ontario - February 24, 2005 – GOLDCORP INC. (GG: NYSE; G: TSX) announced today that the Board of Directors has appointed Ian Telfer as Chief Executive Officer (CEO) and a Director of Goldcorp. Mr. Telfer, is the Chairman and CEO of Wheaton River Minerals Ltd., and will now lead the merged company. Goldcorp's new CEO has more than 20 years of experience in the precious metals business and among many successes, is well known as a business leader with a keen sense for growth opportunities through acquisition and the ability to rapidly build shareholder value.

In addition, Rob McEwen became the non-executive Chairman of Goldcorp. Mr. McEwen had been the company's Chairman and CEO for the past 18 years. He is well known for developing the Red Lake Mine into one of the richest, most successful gold mines in the world today.

"We share the same vision for Goldcorp, the same passion for the mining industry and we are resolutely focused on enhancing shareholder value in the future. As Chairman, I am very pleased to announce Ian's appointment as Goldcorp's CEO! The company is well-positioned to be the 'go-to' stock in the industry," McEwen stated.

"The successful merger of Goldcorp and Wheaton River makes Goldcorp the lowest-cost, million-ounce gold producer in the world. We have extraordinary assets not only in our mines, but in our people", said Ian Telfer, Goldcorp CEO. "We are integrating our strengths in people, processes and operations to ensure Goldcorp continues to maximize shareholder value, enhance our production growth profile and our balance sheet. I am looking forward to our great future and leading Goldcorp to the next level of success," Telfer added.

On February 10, 2004, Goldcorp announced that its shareholders had voted overwhelmingly in favour of the Wheaton River transaction and on February 14, 2005, Wheaton River shareholders tendered the two-thirds minimum shares required to meet the merger bid condition to combine Goldcorp and Wheaton River. The full merger is expected to be completed by mid April, 2005.

NEW BOARD STRUCTURE

Pursuant to the acquisition agreement between Goldcorp and Wheaton River, the size of the Goldcorp Board has been expanded to 10 members with five Goldcorp directors being selected by Mr. Telfer and five Wheaton River directors being selected by Mr. McEwen. In addition to Mr. McEwen, (Chair), and Mr. Telfer, the Goldcorp Board is now comprised of:

David Beatty: A director of Goldcorp and its predecessor companies since 1994, Mr. Beatty is a Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He also serves on a number of Boards and is a resident of Toronto, Ontario, Canada.

John Bell: A director of Wheaton River Minerals, Bell has been Canadian Ambassador to Brazil, the Ivory Coast, High Commissioner to Malaysia and a special advisor to the Canadian Minister of Foreign Affairs, Mr. Bell is currently chair of Coast Cranberries and an independent director of Taiga Forest Products.

Larry Bell: A director of Wheaton River Minerals, Mr. Bell is non-executive Chair of the Board of Directors of BC Hydro and Powerex. He is also a Director of International Forest Products and Shato Holdings Ltd. and is Chairman of the University of British Columbia Board of Governors.

Doug Holtby: Doug Holtby is President and CEO of two private investment companies, Arbutus Road and MKC Capital. Mr. Holtby was formerly President, CEO and Director of WIC Western International Communications Ltd., as well as, a Trustee/Director for CanWest Communications, ROB.TV and CKVU.

Brian Jones: A director of Goldcorp and its predecessor companies since 1990, Mr. Jones is the President and Chief Executive Officer of New Heights International Inc.. He is also a director of several corporations and a resident of St. Louis, Missouri, U.S.A.

Antonio Madero: A director of Wheaton River Minerals, Madero is the Chairman of the Board and CEO of SANLUIS Corporation. Mr. Madero is a member of the International Advisory Board of J.P. Morgan Chase; Global Counselor of The Conference Board; Executive Committee on University Resources at Harvard University; David Rockefeller Centre for Latin American Studies; Harvard Member of The Trilateral Commission and a Director of Alfa, Grupo Financiero Scotiabank Inverlat, ING Mexico, C. Posadas, Deere & Company and the National Museum of Art.

Dr. Don Quick: Dr. Quick has been a director of Goldcorp and its predecessor since 1996. He is a private investor and a resident of Hamilton, Ontario, Canada.

Michael Stein: A director of Goldcorp and its predecessor companies since 1994, Mr. Stein is the Executive Chair of CAP REIT. He is also Chairman and Chief Executive Officer of the MPI Group, a private investment company and a resident of Toronto, Ontario, Canada.

Both Chairman McEwen and CEO Telfer thanked departing Goldcorp Board Members Ronald M. Goldsack, Stuart Horne and James Hutch for their contributions and service to the company.

HIGHLIGHTS OF THE MERGED GOLDCORP INCLUDE:

- Production – 2005 gold production expected to be in excess of 1.1 million ounces at a total cash cost of less than US$60 per ounce.

- Growth – organic - production expected to grow by 36% to 1.5 million ounces of gold by 2007.

- Balance Sheet - strong balance sheet with over US$500 million in cash and gold bullion, with no debt.

- Reserves - proven and probable reserves of 10.5 million ounces plus additional measured and indicated resources of 9.5 million ounces as of December 31, 2003, all of which are unhedged.

- Liquidity - combined daily average trading liquidity of over US$60 million.

- Market Capitalization – expected to be approximately US$5 billion.

Goldcorp is now the world's lowest cost, million ounce gold producer. **The acquisition of Wheaton River Minerals Ltd. has increased gold production, gold reserves and resources and given us one of the fastest growth curves in the industry. It has strengthened our already solid balance sheet and lowered production costs per ounce even further.** The Company is in excellent financial condition: **has** NO DEBT, **a** LARGE TREASURY, **positive Cash Flow and Earnings** and pays a DIVIDEND twelve times a year! **GOLDCORP is completely** UNHEDGED. **Goldcorp's shares are listed on** the New York and Toronto Stock Exchanges **under the trading symbols of** GG **and** G**, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.**

For further information, please contact:

Ian J. Ball
Investor Relations
Telephone: (416) 865-0326
Toll Free: (800) 813-1412
Fax: (416) 361-5741
e-mail: info@goldcorp.com

Julia Hasiwar
Director, Investor Relations
Telephone: 1-800-567 6223
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
website: www.goldcorp.com

Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia V6C 3L6
website: www.wheatonriver.com

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.